September 11, 2012

Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:   PharMerica Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 9, 2012

File No. 001-33380

Dear Mr. Rosenberg:

This letter responds to a comment letter received from the United States Securities and Exchange Commission (herein referred to as the “Commission”) Division of Corporation Finance dated August 27, 2012 regarding the above referenced document. In connection with this response, management of PharMerica Corporation (“PharMerica” or the “Corporation”) acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following responses are related to your comments on PharMerica’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed with the Commission on February 9, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Goods Sold, page 62

1.	You attribute the 114 bps decrease in total drug costs to higher rebates on generic drugs from changes in the Amended Prime Vendor Agreement with AmerisourceBergen. Please provide us proposed disclosure to be included in future periodic filings that describes how the new terms in this agreement increased the rebates recognized in 2011 and, if this increase is not indicative of future trends, that discusses the expected effect of these changes on your future results of operations.

Management’s response:

In the 2011 Form 10-K, it was stated that the change in overall drug costs for the year ended December 31, 2011 decreased as a percent of revenues 114 bps, when compared to the year ended December 31, 2010 due primarily to higher rebates on generic drugs as a result of the Amended and Restated Prime Vendor Agreement and implementation of changes in branded pharmaceutical purchasing practices.

The Amended and Restated Prime Vendor Agreement, which became effective January 1, 2011, entitles PharMerica to additional rebates, based upon our purchasing volume as well as increased brand drug purchasing flexibility, which the Corporation was not afforded under the prior agreement. Increased flexibility allows the Corporation to contract directly with manufacturers for which one of the possible outcomes is more rebate opportunities. Because the comparison for the year ended December 31, 2011 included the benefits of the Amended and Restated Prime Vendor Agreement while the prior year did not we do not expect the year over year trend to continue.

In PharMerica’s Form 10-K for the year ending December 31, 2012, the disclosure specific to the comparison of the year ended December 31, 2011 to the year ended December 31, 2010 will be revised to describe how the new terms of the Amended and Restated Prime Vendor Agreement increased the rebates recognized. The disclosure for the year ended December 31, 2012 Form 10-K is proposed as follows:

Cost of Goods Sold—MD&A

Overall total drug costs decreased as a percentage of revenues 114 bps due primarily to higher rebates on generic drugs as a result of the Amended and Restated Prime Vendor Agreement (the “Amended Prime Vendor Agreement”) and implementation of changes in branded pharmaceutical purchasing practices. The Amended Prime Vendor Agreement entitled the Corporation to additional rebates not afforded to the Corporation under the prior agreement. These additional rebates are as a result of increased purchasing flexibility which allows the Corporation to contract directly with the manufacturers as well as higher generic rebates from AmerisourceBergen.

Management of PharMerica would like to respectfully point out to the Commission that similar information is not disclosed by our largest competitor, Omnicare, Inc.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Supplier Rebates, page F-16

2.	Although you indicate that you consider supplier rebates as product discounts, please provide us proposed disclosure to be included in future periodic filings that describes how and when you earn these rebates and recognize them as product discounts. Tell us how you considered the possibility that you may be obligated to return these payments such as that which may be required under the changes in the Amended Prime Vendor Agreement with AmerisourceBergen.

Management’s Response:

PharMerica currently receives rebates from certain manufacturers and distributors of pharmaceutical products for achieving targets of market share or purchase volumes. Rebates are designed to prefer, protect, or maintain a manufacturer’s products that are dispensed by the pharmacy under its formulary. PharMerica estimates an accrual for these rebates on a monthly basis and adjusts the estimate, if necessary, when notified under the terms of the contract. The consideration of the obligation to return these payments is built into the true-up of the estimate and evaluated at that time.

In PharMerica’s Form 10-Q for the quarterly period ending September 30, 2012, the disclosure will be revised to describe how and when the Corporation earns rebates and recognizes them as product discounts. The prospective disclosure for the third quarter 2012 Form 10-Q is proposed as follows:

Footnote 1—Supplier Rebates

The Corporation receives rebates on purchases from its vendors and suppliers for achieving market share or purchase volumes. Rebates for brand name products are generally based upon achieving a defined market share tier within a therapeutic class and can be based on either purchasing volumes or actual prescriptions dispensed. Rebates for generic products are primarily based on achieving purchasing volume requirements. The Corporation generally accounts for these rebates and other incentives received from its vendors and suppliers, relating to the purchase or distribution of inventory, on an accrual basis as an estimated reduction of cost of goods sold and inventory. The estimated accrual is adjusted, if necessary, after the third party validates the appropriate data and notifies the Corporation of its agreement under the terms of the contract. The Corporation considers these rebates to represent product discounts, and as a result, the rebates are allocated as a reduction of product cost and relieved through cost of goods sold upon the sale of the related inventory or as a reduction of inventory for drugs which have not yet been sold.

Notes 6 – Commitments and Contingencies

Prime Vendor Agreement, page F-29

3.	Your disclosure of the Amended Prime Vendor Agreement with AmerisourceBergen indicates that it represents a material commitment and contingency. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the nature of this commitment and contingency.

Management’s response:

The Amended and Restated Prime Vendor Agreement between AmerisourceBergen Corporation and PharMerica requires PharMerica to purchase substantially all of its brand drug and non-injectable generic drug purchases from AmerisourceBergen Drug Corporation (a wholly owned subsidiary of AmerisourceBergen Corporation).

PharMerica’s inability to achieve the required branded and generic purchasing could result in increased costs of drugs under the terms of the Amended and Restated Prime Vendor Agreement.

In PharMerica’s Form 10-Q for the quarterly period ending September 30, 2012 the disclosure will be revised to clarify the description of and quantify the nature of the Amended and Restated Prime Vendor Agreement with AmerisourceBergen. The prospective disclosure for the third quarter 2012 Form 10-Q is proposed as follows:

Footnote 6—Prime Vendor Agreement

On January 4, 2011, the Corporation entered into an Amended and Restated Prime Vendor Agreement for Long-Term Care Pharmacies by and between AmerisourceBergen Drug Corporation (“ABDC”), a wholly owned subsidiary of AmerisourceBergen Corporation, the Corporation, Pharmacy Corporation of America and Chem Rx Pharmacy Services, LLC (the “Amended Prime Vendor Agreement”). The Amended Prime Vendor Agreement became effective on January 1, 2011 and, upon its effectiveness, superseded in its entirety the Prime Vendor Agreement for Long-Term Care Pharmacies entered into as of August 1, 2007 between the Corporation and ABDC.

The Amended Prime Vendor Agreement incorporates Chem Rx and is otherwise substantially the same in scope except for modifications to select sourcing and rebate terms. The term of the Amended Prime Vendor Agreement was extended until September 30, 2013, with one-year automatic renewal periods unless either party provides prior notice of its intent not to renew. The Amended Prime Vendor Agreement requires the Corporation to purchase substantially all brand and non-injectable generic drugs from ABDC. If the Corporation fails to adhere to this contractual provision ABDC has the ability to increase the Corporation’s drug pricing under the terms of the Amended Prime Vendor Agreement.

Management of PharMerica would like to respectfully point out to the Commission that similar information is not disclosed by our largest competitor, Omnicare, Inc.

Sincerely,

/s/ Michael J. Culotta
Michael J. Culotta Executive Vice President and Chief Financial Officer